Avricore Health Closes $340K First Tranche of Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

VANCOUVER, British Columbia, Aug. 13, 2019 (GLOBE NEWSWIRE) -- Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) ("Avricore Health" or the "Company") announces that it has closed the first tranche of its previously announced non-brokered private placement by issuing 6,852,400 units (the "Units") at a price of $0.05 per Unit for gross proceeds of $342,620. Each Unit consists of one common share (a "Common Share") and one common share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional Common Share at $0.15 per share for 24 months following closing.

The Company intends to use the proceeds from the offering for working capital and marketing costs, including expanding the network of its HealthTabTM operating blood-chemistry analyzers located in community pharmacies in the Greater Toronto Area known as the Rapid Access, Safety Reporting System (RASTR). HealthTabTM is a point-of-care test offered to consumers on a commercially available blood-analyzer that looks at areas ranging from blood sugar, liver, kidney to metabolic functions with the purpose of supplying the consumer with valuable data on their health, while RASTR provides de-individualized data to life-science companies seeking real-world evaluations of treated populations. For more information, please visit www.avricorehealth.com .

A total of up to 30,000,000 Units have been reserved for issuance pursuant to the placement. All securities issued under the placement are subject to a hold period of four months and one day from issuance in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

This news release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act and applicable state securities laws.

This news comes just one week after the Company welcomed incoming Chief Financial Officer, Kiki Smith, on August 6, 2019, who brings a strong history of successfully completing transformations through disciplined cost and cash control. The funding and new finance team come at an important time as the Company nears the completion of its transformation and enters the planned growth phase in Q3/Q4 2019. Those discussions center on HealthTabTM and the RASTR Network, which will become the first on-going, harmonized program to conduct real-world evaluations on global treated populations. The Company’s objective is to become the world’s leading source of real-world evaluations health data, fueling evidence-based decisions making for consumers and health teams, plus, lowering the costs of clinical trials and supporting health-focused AI technologies.

The placement constitutes a related party transaction within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101"), as insiders of Avricore Health subscribed for an aggregate of 2,040,000 Units for gross proceeds of $102,000. The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in Sections 5.5(b) and 5.7(1)(b) of MI 61-101, respectively, as the Company is not listed on specified markets and the fair market value of the participation in the offering by insiders did not exceed $2,500,000, as determined in accordance with MI 61-101. Avricore Health did not file a material change report in respect of the related party transaction at least 21 days before the closing of the first tranche of the placement as the details of the participation by related parties of the Company were not settled until shortly prior to the closing of the first tranche.

For further information, please contact:

Bob Rai, Director and CEO 604-247-2639

info@avricorehealth.com
www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider ( as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.